UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from to .

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan

Date: May 30, 2012	By:	/s/ Michael E. Sulentic
Michael E. Sulentic Administrative Committee Member

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Chicago, Illinois

May 30, 2012

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value	$29,434,689	$28,150,858

Receivables:
Participant contributions	154,825	155,671
Company contributions	278,008	259,870
Notes receivable from participants	925,633	843,434

Total receivables	1,358,466	1,258,975

Net assets available for benefits	$30,793,155	$29,409,833

See accompanying notes.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Participants’ contributions	$2,610,421
Company contributions	1,519,747
Rollovers	124,308
Interest and dividends	684,456
Interest income on notes receivable from participants	47,773

Total additions	4,986,705

Deductions:
Participant distributions	2,137,292
Administrative expenses	4,753

Total deductions	2,142,045

Net appreciation/(depreciation) in fair value of investments:
Mutual funds	(1,460,185)
Common stock	1,492
Brokerage account	(2,645)

Net increase	1,383,322
Net assets available for benefits at beginning of year	29,409,833

Net assets available for benefits at end of year	$30,793,155

See accompanying notes.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following brief description of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for eligible employees of Harley-Davidson Financial Services, Inc. (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan after completing three months of service with the Company and must be at least 18 years of age.

Contributions

Subject to certain limitations, participants may contribute up to 25% of their compensation on a pretax basis through payroll deductions. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company may make discretionary matching contributions determined annually based on the participant’s pretax contributions. During 2011 and 2010, each participant’s contribution was matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Company-matching contributions are made quarterly, and participants must be employed on the last day of the quarter to be eligible for such contributions. The Company may also make an annual discretionary profit-sharing contribution. No such contribution was made for the year ended December 31, 2011. All contributions are subject to the limitations of the Internal Revenue Code (the Code).

Participants direct their elective contributions into various investment options offered by the Plan, which includes a self-directed brokerage account feature, and can change their investment option on a daily basis. In 2011, Harley-Davidson, Inc. common stock was added as an investment option. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions are generally 100% vested after three years of service or if employment terminates due to death, disability or retirement after age 65.

Loans to Participants

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 60 months or up to 10 years for the purchase of a primary residence. Loans are secured by participants’ account balances, are supported by promissory notes payable to the Plan, and bear interest at a fixed rate equal to the prime rate upon the inception of the loan plus 2%. At December 31, 2011, interest rates on participants’ loans ranged from 4.25% to 10.25%. Payments on participants’ loans are made through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations of the Plan’s earnings are based on individual participant fund performance earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2011 were approximately $46,794, none of which were used to reduce the Company contributions.

Benefit Payments

In the event a participant’s employment ceases due to death, disability, or retirement, the participant (or the beneficiaries) will be entitled to receive an amount equal to the full value of the participant’s account in a lump-sum payment. In the event a participant’s employment ceases due to termination, the participant will be entitled to receive an amount equal to the value of the vested interest in the participant’s account in a lump-sum payment. In addition, hardship withdrawals are permitted if certain criteria are met.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or terminate the Plan at any time and to discontinue or modify its contributions at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Administrative Expenses

Most administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represent 5% or more of the Plan’s assets as of December 31:

	2011	2010
Fidelity Contrafund K	$5,277,606	$4,956,591
Spartan 500 Index	4,056,927	3,702,572
Fidelity Money Market Trust Retirement Money Market Portfolio	3,468,069	3,204,965
PIMCO Total Return Inst Fund	3,402,175	—
Fidelity Growth Strategies Fund	2,916,492	3,321,654
MFS Massachusetts Investors Trust R4	2,720,684	—
American Funds Europacific Growth R5	2,673,835	—
Morgan Stanley Mid Cap Growth	2,568,511	—
Fidelity Diversified International Fund	—	3,143,983
Fidelity Growth and Income Fund	—	2,934,205
Fidelity Investment Grade Bond Fund	—	2,872,538
Fidelity Mid Cap Stock Fund	—	2,602,101

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual Funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year end.

Common stock: Valued at quoted market prices of shares held at year end.

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$17,644,741	$—	$—	$17,644,741
International equity	2,729,701	—	—	2,729,701
Fixed income	7,185,657	—	—	7,185,657
Balanced funds	1,806,614	—	—	1,806,614
Harley-Davidson Inc. Common stock	22,207	—	—	22,207
Brokerage accounts:
U.S. common stock	29,366	—	—	29,366
Mutual funds:
U.S. equity	12,349	—	—	12,349
Fixed income	4,054	—	—	4,054

Total assets at fair value	$29,434,689	$—	$—	$29,434,689

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$17,517,123	$—	$—	$17,517,123
International equity	3,143,983	—	—	3,143,983
Fixed income	6,077,503	—	—	6,077,503
Balanced funds	1,412,249	—	—	1,412,249

Total assets at fair value	$28,150,858	$—	$—	$28,150,858

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service (the IRS) dated January 30, 2006, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the plan sponsor has determined that the plan is eligible to and the plan sponsor has chosen to rely on the current IRS Volume Submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

The Plan holds shares of mutual funds managed by the trustee of the Plan. The Plan also invests in the common stock of Harley-Davidson, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001

December 31, 2011

Identity of Issuer and Description of Investment	Number of Shares	Current Value
American Funds:
Europacific Growth R5	76,199	$2,673,835
Columbia:
Acorn International Z	1,169	40,121
Eaton Vance:
Parametric Str Emerg Mkts A	1,104	14,011
Fidelity Management Trust Company:*
Contrafund K	78,291	5,277,606
Freedom K 2000	1,601	18,299
Freedom K 2010	5,542	67,061
Freedom K 2015	2,269	27,528
Freedom K 2020	13,337	165,774
Freedom K 2025	14,435	179,577
Freedom K 2030	29,170	365,790
Freedom K 2035	34,981	438,313
Freedom K 2040	16,231	204,022
Freedom K 2045	21,923	277,551
Freedom K 2050	4,897	61,953
Freedom K 2055	66	577
Freedom K Income	15	169
Growth Strategies Fund	156,716	2,916,492
Money Market Trust Retirement Money Market Portfolio	3,468,069	3,468,069
Spartan U.S. Equity Index Portfolio	285	10,094
Spartan 500 Index Inv	91,187	4,056,927
Harley-Davidson, Inc.* Common Stock	337	22,207

Harley-Davidson Financial Services, Inc.

401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

EIN: 36-3826287 Plan Number: 001

December 31, 2011

Identity of Issuer and Description of Investment	Number of Shares	Current Value
MFS:
Massachusetts Investors Trust R4	144,794	$2,720,684
Morgan Stanley:
Mid Cap Growth I	78,023	2,568,511
PIMCO:
Real Return Inst	15,589	183,794
Total Return Inst Fund	312,988	3,402,175
Royce:
Opportunity I	122	1,262
Ridgeworth:
Mid Cap Value Equity I	2,911	28,584
TCW:
Small Cap Growth I	2,485	64,581
Vanguard:
FTSE All-World Index Inv	111	1,734
Total Bond Signature	11,965	131,619
Brokerage accounts	—	45,769
Participant loans* (varying maturities and interest rates ranging from 4.25% to 10.25%)		925,633

Total investments		$30,360,322

*Represents a party in interest.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm